

12062529

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jul-11 AND ENDING 30-Jun-12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wolf A. Popper Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street- 6th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 9/12

OATH OR AFFIRMATION

I, **Robert Rabinowitz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wolf A. Popper Inc.**, as of **June 30, 2012**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA N MILORD
Notary Public, State of New York
No. 01MI6261145
Qualified In Kings County
Commission Expires May 07, 2016



Notary Public



Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Wolf A. Popper Inc.

We have audited the accompanying statement of financial condition of Wolf A. Popper Inc. as of June 30, 2012 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf A. Popper Inc. as of June 30, 2012 and the related statements of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Donahue Associates LLC
Monmouth Beach, New Jersey
August 17, 2012

Wolf A. Popper Inc.
Balance Sheet
As of June 30, 2012

ASSETS

Current assets:	
Cash	$80,176
Receivables from clearance account	52,083
Prepaid expenses	852
Total Current Assets	$133,111
Total Assets	$133,111

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$7,406
Total Current Liabilities	$7,406
Shareholder's Equity:	
Common stock	$20,000
Additional paid in capital	17,500
Retained earnings	88,205
Total Shareholder's Equity	125,705
Total Liabilities & Shareholder's Equity	$133,111

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Operations
For the Year Ended June 30, 2012

Commission revenues	$103,086
Commission & execution expenses	(53,947)
Net commission margin	$49,139
General and administrative expenses:	
General administration	$67,075
Total general and administrative expenses	67,075
Loss from operations	($17,936)
Other income:	
Miscellaneous income	839
Interest income	68
Net loss before income tax provision	($17,029)
Provision for income taxes	(445)
Net loss	($17,474)

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Cash Flows
For the Year Ended June 30, 2012

Operating activities:	
Net loss	($17,474)
Changes in other operating assets and liabilities:	
Deposit with clearing broker	5,391
Prepaid expense	2,061
Accounts payable & accrued expenses	(922)
Net cash used by operations	($10,944)
Net decrease in cash during the fiscal year	($10,944)
Cash at June 30, 2011	91,120
Cash at June 30, 2012	$80,176
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year:	$243

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Changes in Shareholder Equity
For the Year Ended June 30, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2011	$20,000	$17,500	$105,679	$143,179
Net loss			(17,474)	(17,474)
Balance at June 30, 2012	$20,000	$17,500	$88,205	$125,705

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Notes to the Financial Statements
For the Year Ended June 30, 2012

1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company conducts a general securities business by introducing transactions of its clients on a fully disclosed basis to a clearing member/broker dealer. The Company receives a commission based upon the amount of transactions introduced.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2009 to 2011 are subject to IRS audit.

3. Fair Value of Financial Instruments

Cash, receivables from clearing entity, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2012 because of their short term nature.

4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

Rent expense for the fiscal year 2012 was $4,992.

5. Off-Balance Sheet Risk

The Company introduces various transactions for the benefit of its clients on a fully disclosed basis through a clearing broker dealer. Under certain conditions, pursuant to its clearing agreement, the Company has agreed to indemnify the clearing broker dealer for any losses incurred by its clients. Such transactions may expose the Company to significant off balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all its clients' accounts on a daily basis. The Company also monitors any collateral balances held by its clients at the clearing broker for sufficient levels to maintain client transactions. These balances are also monitored daily.

6. Concentrations of Credit Risk

The Company has a substantial portion of its assets on deposit with the clearing broker dealer. The Company's assets are held by the clearing broker dealer with the assets of other unrelated entities with similar deposits. In the event of the insolvency of the clearing broker dealer, recovery of the Company's assets may be limited to a pro rata share of available funds on deposit with the clearing broker dealer.

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital as of June 30, 2012 pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$125,705
DEBITS:	
Nonallowable assets:	(852)
NET CAPITAL	$124,853
Haircut on securities and money market funds	0
ADJUSTED NET CAPITAL	$124,853
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$119,853
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$7,406
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.93%
Excess net capital previously reported	$118,901
Changes per audit:	
Accrued expenses	($2,735)
Income tax liability reduced	$3,687
Total changes per audit	$952
Excess net capital per this report	$119,853

8. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($17,029)
Current tax expense:	
Federal	$0
State & local	445
Total	$445

9. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2012 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholder
Wolf A. Popper Inc.

In planning and performing our audit of the financial statements of Wolf A. Popper Inc. for the year ended June 30, 2012, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of June 30, 2012 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2012, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.



Donahue Associates LLC
Monmouth Beach, N.J.
August 17, 2012